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                             January 18, 2023

       Eli Spiro
       Chairman and Chief Executive Officer
       Nauticus Robotics, Inc.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: Nauticus Robotics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 28,
2022
                                                            File No. 333-267375

       Dear Eli Spiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Lock-up Agreement and Arrangements, page 7

   1. Revise to update your discussion of the various lock-up agreements to clarify the specific dates upon which the
agreements expired or will expire.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity, page 63

   2. We note your response to prior comment 7 and the revised disclosure addressing certain payment and delivery
delays. Here and in the prospectus summary and risk factors
                                                        sections, please
address the disparity between the projected revenues and the actual
 Eli Spiro
Nauticus Robotics, Inc.
January 18, 2023
Page 2
      revenues for 2022, and clarify whether the company is dependent upon revenue from new contracts to fund its operations over the course of the next year. In this regard, we note the assertion on page 63 that "available cash on-hand together with the revenue from its existing and new contracts and the ability to reduce costs as necessary will provide [the company] with sufficient cash from operations to meet its obligations for at least one year from the issuance date of this report." Please also provide related risk factor disclosure.
General

3. We note your response to prior comment 1. Given that you are now seeking to register the offer and sale of additional securities, disclose the price that each selling securityholder or group of selling securityholders paid for such securities on the cover page.
      Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,
FirstName LastNameEli Spiro
                                                           Division of
Corporation Finance
Comapany NameNauticus Robotics, Inc.
                                                           Office of Technology
January 18, 2023 Page 2
cc:       Michael Blankenship
FirstName LastName